

Mail Stop 3030

October 1, 2009

<u>Via U.S. Mail</u>

David R. Nuzzo
Chief Financial Officer
SL Industries, Inc.
520 Fellowship Road, Suite A114
Mt. Laurel, NJ 08054

> **Re:** **SL Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 1-4987**

Dear Mr. Nuzzo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief